FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.   **Name and Address of Company**

Alamos Gold Inc.
Suite 1503, 110 Yonge Street
Toronto, Ontario
M5C 1T4

Item 2.   **Date of Material Change**

December 16, 2004

Item 3.   **News Release**

The news release was issued at Toronto, Ontario on December 16, 2004

Item 4.   **Summary of Material Change**

The Company announced the grant of options to certain directors to purchase up to 375,000 shares at a price of $3.50 per share for a five year period.

Item 5.   **Full Description of Material Change**

Reference the accompanying news release dated December 16, 2004.

Item 6.   **Reliance on Section 7.1(2) or (3) of National Instrument 51-102**

Not Applicable

Item 7.   **Omitted Information**

Not Applicable

Item 8.   **Executive Officer**

The following Executive Officer of the Company is available to answer questions regarding this report:

John A. McCluskey
President and Chief Executive Officer
416.368.9932 (ext 203)

Item 9.   **Date of Report**

Dated at Toronto, Ontario, this 16th day of December, 2004.



Alamos Gold Inc.

Suite 1503, 110 Yonge Street
Toronto, Ontario
Canada M5C 1T4

Telephone: (416) 368-9932
Facsimile: (416) 368-2934

Trading Symbol: AGI (TSX)

Thursday, 16 December 2004

Alamos Gold Inc. Announces Grant of Stock Options

Toronto, Ontario - Alamos Gold Inc. has granted incentive stock options to new directors to purchase up to 375,000 common shares of the Company at a price of $3.50 per share. The options are exercisable for a five year period.

For further information about Alamos Gold Inc., please visit our website at www.alamosgold.com or contact:

John A. McCluskey
President and Chief Executive Officer
Tel: 416-368-9932 x203
Fax: 416-368-2934
Email: jmccluskey@alamosgold.com

Victoria Vargas de Szarzynski
Investor Relations
Tel: 416-368-9932 x201
Fax: 416-368-2934
Email: vvargas@alamosgold.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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